     As filed with the Securities and Exchange Commission on March 2, 2000.
                                                              File No. 333-91931
                                                                       811-07622


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                    FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                [X]

         Pre-Effective Amendment No.  2                                [X]
         Post-Effective Amendment No.                                  [ ]


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                  Amendment No.   43                                   [X]



                          PUTNAM CAPITAL MANAGER TRUST
                              SEPARATE ACCOUNT TWO
                           (Exact Name of Registrant)


                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                               (Name of Depositor)
                                 P.O. Box 2999
                             Hartford, CT 06104-2999
                   (Address of Depositor's Principal Offices)


                                 (860) 843-6733
               (Depositor's Telephone Number, Including Area Code)


                               Marianne O'Doherty
                    Hartford Life and Annuity Insurance Company
                                 P.O. Box 2999
                             Hartford, CT 06104-2999
                     (Name and Address of Agent for Service)



Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

                              CROSS REFERENCE SHEET
                             PURSUANT TO RULE 495(A)

       N-4 Item No.                               Prospectus Heading
    ----------------------------------------------------------------
1.    Cover Page                                  Hartford Life and Annuity Insurance Company -
                                                  Putnam Capital Manager Trust Separate
                                                  Account Two

2.    Definitions                                 Glossary of Special Terms

3.    Synopsis or Highlights                      Summary

4.    Condensed Financial                         Yield Information
      Information

5.    General Description of                      Hartford Life and Annuity Insurance Company, The
      Registrant                                  Separate Account, The Fixed Accounts, and The Funds

6.    Deductions                                  Contract Charges

7.    General Description of                      The Contract, The Separate Account, The
      Annuity Contracts                           Fixed Accounts, and Surrenders

8.    Annuity Period                              Settlement Provisions

9.    Death Benefit                               Death Benefits

10.   Purchases and Contract Value                The Contract, and
                                                  Contract Value

11.   Redemptions                                 Surrenders

12.   Taxes                                       Federal Tax Considerations

13.   Legal Proceedings                           Legal Matters and Experts

14.   Table of Contents of the                    Table of Contents to
      Statement of Additional                     Statement of Additional
      Information                                 Information

15.   Cover Page                                  Part B; Statement of Additional
                                                  Information

16.   Table of Contents                           Table of Contents

17.   General Information and History             Summary


18.   Services                                         None

19.   Purchase of Securities                           Distribution of Contracts
      being Offered

20.   Underwriters                                     Distribution of Contracts

21.   Calculation of Performance Data                  Calculation of Yield and Return

22.   Annuity Payments                                 Settlement Provisions

23.   Financial Statements                             Financial Statements

24.   Financial Statements and                         Financial Statements and
      Exhibits                                         Exhibits

25.   Directors and Officers of the                    Directors and Officers of the
      Depositor                                        Depositor

26.   Persons Controlled by or Under                   Persons Controlled by or Under
      Common Control with the                          Common Control with the Depositor
      Depositor or Registrant                          or Registrant

27.   Number of Contract Owners                        Number of Contract Owners

28.   Indemnification                                  Indemnification

29.   Principal Underwriters                           Principal Underwriters

30.   Location of Accounts and                         Location of Accounts and Records
      Records

31.   Management Services                              Management Services

32.   Undertakings                                     Undertakings

                                     PART A

                                  PARTS A AND B

The Prospectus and Statement of Additional Information are incorporated in Parts A and B, respectively, of this Pre-Effective Amendment No. 2 by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-91931), as filed on February 22, 2000.

                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                                 BALANCE SHEETS
                                (STATUTORY BASIS)
                                 (IN THOUSANDS)



                                                                                SEPTEMBER 30,      DECEMBER 31,
                                                                                    1999                1998
                                                                               ---------------     ---------------
                                                                                 (UNAUDITED)
ASSETS
      Bonds                                                                    $     1,508,437     $     1,453,792
      Common Stocks                                                                     41,599              40,650
      Mortgage Loans                                                                    85,667              59,548
      Policy Loans                                                                      57,224              47,212
      Cash and Short-Term Investments                                                  235,511             469,955
      Other Invested Assets                                                             30,044               2,188
                                                                               ---------------     ---------------
        TOTAL CASH AND INVESTED ASSETS                                               1,958,482           2,073,345

      Investment Income Due and Accrued                                                 21,719              20,126
      Premium Balances Receivable                                                          365                 333
      Other Assets                                                                       7,206              14,242
      Separate Account Assets                                                       37,517,327          32,876,278
                                                                               ---------------     ---------------

TOTAL ASSETS                                                                   $    39,505,099     $    34,984,324
                                                                               ---------------     ---------------
                                                                               ---------------     ---------------
LIABILITIES
      Aggregate Reserves for Future Benefits                                   $       577,529     $       579,140
      Policy and Contract Claims                                                         7,000               5,667
      Liability for Premium and Other Deposit Funds                                  2,020,790           2,011,672
      Asset Valuation Reserve                                                            3,703              21,782
      Payable to Affiliates                                                             16,789              19,271
      Amounts Due (From) Separate Account                                           (1,289,774)         (1,173,513)
      Other Liabilities                                                                166,408             167,515
      Separate Account Liabilities                                                  37,517,327          32,876,278
                                                                               ---------------     ---------------

         TOTAL LIABILITIES                                                          39,019,772          34,507,812
                                                                               ---------------     ---------------

CAPITAL AND SURPLUS
      Common Stock                                                                       2,500               2,500
      Gross Paid-In and Contributed Surplus                                            226,043             226,043
      Unassigned Funds                                                                 256,784             247,969
                                                                               ---------------     ---------------

        TOTAL CAPITAL AND SURPLUS                                                      485,327             476,512
                                                                               ---------------     ---------------

TOTAL LIABILITIES, CAPITAL AND SURPLUS                                         $    39,505,099     $    34,984,324
                                                                               ---------------     ---------------
                                                                               ---------------     ---------------

                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                                (STATUTORY BASIS)
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30,

                                                               1999                1998
                                                           ------------        ------------
REVENUES
    Premiums and Annuity Considerations                    $    407,330        $    312,049
    Annuity and Other Fund Deposits                           2,745,707           1,489,008
    Net Investment Income                                        92,321              97,585
    Commissions and Expense Allowances on Reinsurance Ceded     243,448             338,687
    Reserve Adjustment on Reinsurance Ceded                     702,323           2,568,460
    Other Revenues                                              463,804             332,787
                                                           ------------        ------------
      TOTAL REVENUES                                          4,654,933           5,138,576
                                                           ------------        ------------


BENEFITS AND EXPENSES
    Death and Annuity Benefits                                   34,402              32,816
    Disability and Other Benefit Payments                         4,583               4,660
    Surrenders                                                  858,280             533,726
    Commissions                                                 353,077             369,481
    Decrease in Aggregate Reserves for Future Benefits             (650)            (14,060)
    Increase in Liability for Premium and Other Deposit Fun       2,232             131,466
    Other Insurance Expenses                                    132,506              95,286
    Net Transfers to Separate Accounts                        3,231,911           3,876,234
                                                           ------------        ------------
      TOTAL BENEFITS AND EXPENSES                             4,616,341           5,029,609
                                                           ------------        ------------

NET GAIN FROM OPERATIONS
    BEFORE FEDERAL INCOME TAX EXPENSE                            38,592             108,967

    Federal Income Tax Expense                                   13,144              78,421
                                                           ------------        ------------
NET GAIN FROM OPERATIONS                                         25,448              30,546

    Net Realized Capital Gains (Losses), after tax              (36,258)              1,344
                                                           ------------        ------------

NET INCOME (LOSS)                                          $    (10,810)       $     31,890
                                                           ------------        ------------
                                                           ------------        ------------

                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                  STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
                                (STATUTORY BASIS)
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                            NINE MONTHS ENDED SETEMBER 30,
                                                            -------------------------------
                                                                1999                1998
                                                           ------------        ------------


COMMON STOCK,
     Beginning and End of Year                             $      2,500        $      2,500
                                                           ------------        ------------

GROSS PAID-IN AND CONTRIBUTED SURPLUS,
     Beginning and End of Year                             $    226,043        $    226,043
                                                           ------------        ------------

UNASSIGNED FUNDS
     Balance, Beginning of Year                            $    247,969        $    143,257

     Net Income (Loss)                                          (10,810)             31,890
     Change in Net Unrealized Capital Gains (Losses)
        on Common Stocks and Other Invested Assets                1,489                (875)
     Change in Asset Valuation Reserve                           18,079              (2,641)
     Change in Non-Admitted Assets                                2,773                 790
     Credit on Reinsurance Ceded                                 (2,716)               --
                                                           ------------        ------------

     Balance, End of Year                                  $    256,784        $    172,421
                                                           ------------        ------------

CAPITAL AND SURPLUS,
     End of Year                                           $    485,327        $    400,964
                                                           ------------        ------------
                                                           ------------        ------------

                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                (STATUTORY BASIS)
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                                                          NINE MONTHS ENDED SEPTEMBER 30,
                                                                                  ----------------------------------------------

                                                                                       1999                          1998
                                                                                  ----------------              ----------------
   OPERATING ACTIVITIES
        Premiums and Annuity Considerations                                  $          3,152,996             $       1,800,993
        Investment Income                                                                  93,175                        92,289
        Other Income                                                                    1,405,469                     3,238,094
                                                                                  ----------------              ----------------
          Total Income                                                                  4,651,640                     5,131,376
                                                                                  ----------------              ----------------

        Benefits Paid                                                                     896,755                       571,360
        Federal Income Taxes (Received) Paid on Operations                                 24,000                        29,380
        Other Expenses                                                                  3,794,115                     4,522,844
                                                                                  ----------------              ----------------
          Total Benefits and Expenses                                                   4,714,870                     5,123,584
                                                                                  ----------------              ----------------

          NET CASH PROVIDED (USED) IN OPERATING ACTIVITIES                                (63,230)                        7,792
                                                                                  ----------------              ----------------

   PROCEEDS FROM INVESTMENTS SOLD

        Bonds                                                                             634,564                       530,209
        Common Stocks                                                                         754                        33,333
        Mortgage Loans                                                                     30,292                        76,589
        Other                                                                               1,351                        21,324
                                                                                  ----------------              ----------------

        TOTAL INVESTMENTS SOLD                                                            666,961                       661,455
                                                                                  ----------------              ----------------

   OTHER CASH PROVIDED
        Borrowed Money                                                                          -                         6,263
        Other                                                                                   -                         1,269
                                                                                  ----------------              ----------------

               TOTAL PROCEEDS                                                             603,731                       676,779
                                                                                  ----------------              ----------------

   COST OF INVESTMENTS ACQUIRED

        Bonds                                                                             727,958                       521,204
        Common Stocks                                                                         166                         6,896
        Mortgage Loans                                                                     56,013                        45,930
        Other                                                                              29,086                         1,108
                                                                                  ----------------              ----------------

          TOTAL INVESTMENTS ACQUIRED                                                      813,223                       575,138
                                                                                  ----------------              ----------------

   OTHER CASH APPLIED
        Other                                                                              24,952                        43,318
                                                                                  ----------------              ----------------

          TOTAL OTHER CASH APPLIED                                                         24,952                        43,318
                                                                                  ----------------              ----------------

               TOTAL APPLICATIONS                                                         838,175                       618,456
                                                                                  ----------------              ----------------

   NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS                                         (234,444)                       58,323

   CASH AND SHORT-TERM INVESTMENTS,                Beginning of Year                      469,955                       309,432
                                                                                  ----------------              ----------------

   CASH AND SHORT-TERM INVESTMENTS,                End of Year                  $         235,511             $         367,755
                                                                                  ----------------              ----------------
                                                                                  ----------------              ----------------

                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                (STATUTORY BASIS)
              (DOLLAR AMOUNTS IN MILLIONS UNLESS OTHERWISE STATED)
                                   (UNAUDITED)


1.   BASIS OF PRESENTATION

The accompanying unaudited financial statements of Hartford Life and Annuity Insurance Company (the Company) have been prepared in conformity with statutory accounting practices prescribed by the National Association of Insurance Commissioners and the Connecticut Department of Insurance. Certain information and note disclosures which are normally included in financial statements prepared in accordance with statutory accounting practices have been condensed or omitted, although the Company believes that the disclosures made are adequate to make the information presented not misleading. In the opinion of management, these statements include all adjustments which were normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods presented in accordance with statutory accounting practices. For a description of significant accounting policies, see Note 1 of Notes to Financial Statements in Hartford Life and Annuity Insurance Company's 1998 statutory basis financial statements.

Certain reclassifications have been made to prior year financial information to conform to the current year classification of transactions and accounts.

2.   INVESTMENTS

In October 1998, the Company became aware of allegations of improper activities at Commercial Financial Services Inc. (CFS), a securitizer and servicer of asset backed securities. On December 11, 1998, CFS filed for protection under Chapter 11 of the Bankruptcy Code and, in June 1999, CFS ceased operations. In August 1999, the Company sold all of its CFS holdings recognizing a $36, after tax, realized capital loss.

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

    (a)  All financial statements are incorporated by reference.(1)

    (b) (1) Resolution of the Board of Directors of Hartford Life and Annuity Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(2)

         (2)  Not applicable.

         (3)  (a) Principal Underwriter Agreement.(3)

         (3)  (b) Form of Dealer Agreement.(3)

         (4)  Form of Individual Flexible Premium Variable Annuity Contract.(5)

         (5)  Form of Application.

         (6)  (a) Articles of Incorporation of Hartford.(4)

         (6)  (b) Bylaws of Hartford.(2)

         (7)  Not applicable.

         (8)  Not applicable.

         (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel, and Corporate Secretary.

         (10) Consent of Arthur Andersen LLP, Independent Public Accountants.

------------------------------
(1) Incorporated by reference to Pre-Effective Amendment No. 1, to the Registration Statement File No. 333-91931, dated February 22, 2000.

(2) Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-73572, dated May 1, 1995.

(3) Incorporated by reference to Post-Effective Amendment No. 3, to the Registration Statement File No. 33-73572, dated May 1, 1996.

(4) Incorporated by reference to Post-Effective Amendment No. 8, to the Registration Statement File No. 33-73572, dated April 15, 1998.

(5) Incorporated by reference to the Initial Filing to the Registration Statement, File No. 333-91931, filed on December 1, 1999.

         (11) No financial statements are omitted.

         (12) Not applicable.

         (13) Not applicable.

         (14) Not applicable.

         (15) Copy of Power of Attorney.(1)

         (16) Organizational Chart.(1)

Item 25. Directors and Officers of the Depositor

----------------------------------------------------------------------------------------------------------------------
NAME                                         POSITION WITH HARTFORD
----------------------------------------------------------------------------------------------------------------------
David A. Carlson                             Vice President
----------------------------------------------------------------------------------------------------------------------
Peter W. Cummins                             Senior Vice President
----------------------------------------------------------------------------------------------------------------------
Bruce W. Ferris                              Vice President
----------------------------------------------------------------------------------------------------------------------
Timothy M. Fitch                             Vice President
----------------------------------------------------------------------------------------------------------------------
Mary Jane B. Fortin                          Vice President & Chief Accounting Officer
----------------------------------------------------------------------------------------------------------------------
David T. Foy                                 Senior Vice President, Chief Financial Officer &
                                             Treasurer, Director*
----------------------------------------------------------------------------------------------------------------------
Lynda Godkin                                 Senior Vice President, General Counsel and
                                             Corporate Secretary, Director*
----------------------------------------------------------------------------------------------------------------------
Lois W. Grady                                Senior Vice President
----------------------------------------------------------------------------------------------------------------------
Stephen T. Joyce                             Senior Vice President
----------------------------------------------------------------------------------------------------------------------
Michael D. Keeler                            Vice President
----------------------------------------------------------------------------------------------------------------------
Robert A. Kerzner                            Senior Vice President
----------------------------------------------------------------------------------------------------------------------
Thomas M. Marra                              Executive Vice President, Director*
----------------------------------------------------------------------------------------------------------------------
Joseph J. Noto                               Vice President
----------------------------------------------------------------------------------------------------------------------
Craig R. Raymond                             Senior Vice President and Chief Actuary
----------------------------------------------------------------------------------------------------------------------
Donald A. Salama                             Vice President
----------------------------------------------------------------------------------------------------------------------
Lowndes A. Smith                             President and Chief Executive Officer, Director*
----------------------------------------------------------------------------------------------------------------------
David M. Znamierowski                        Senior Vice President & Chief Investment Officer,
                                             Director*
----------------------------------------------------------------------------------------------------------------------

Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes Board of Directors.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

         Filed herewith as Exhibit 16.

Item 27. Number of Contract Owners

         As of December 31, 1999, there were 244,647 Contract Owners.

Item 28. Indemnification

         Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

         The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat. Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they become subject by reason of being or having been employees or officers of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.

         The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq.

         Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify only a director that was successful on the merits in a suit, under Article VIII, Section 1 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant for (1) any claims and liabilities to which they become subject by reason of being or having been a director or officer of the company and legal and (2) other expenses incurred in defending against such claims, in each case, to the extent such is consistent with statutory provisions.

         Additionally, the directors and officers of Hartford and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

         (a) HSD acts as principal underwriter for the following investment companies:

             Hartford Life Insurance Company - Separate Account One
             Hartford Life Insurance Company - Separate Account Two
             Hartford Life Insurance Company - Separate Account Two (DC
             Variable Account I)
             Hartford Life Insurance Company - Separate Account Two (DC Variable Account II)
             Hartford Life Insurance Company - Separate Account Two (QP Variable Account)
             Hartford Life Insurance Company - Separate Account Two (Variable Account "A")
             Hartford Life Insurance Company - Separate Account Two (NQ Variable Account)
             Hartford Life Insurance Company - Putnam Capital Manager Trust Separate Account

             Hartford Life Insurance Company - Separate Account Three
             Hartford Life Insurance Company - Separate Account Five
             Hartford Life Insurance Company -Separate Account Seven
             Hartford Life and Annuity Insurance Company - Separate Account One Hartford Life and Annuity Insurance Company - Putnam Capital Manager Trust Separate Account Two
             Hartford Life and Annuity Insurance Company - Separate Account
             Three
             Hartford Life and Annuity Insurance Company - Separate Account
             Five
             Hartford Life and Annuity Insurance Company - Separate Account Six Hartford Life and Annuity Insurance Company - Separate Account Seven
             Hart Life Insurance Company - Separate Account One
             Hart Life Insurance Company - Separate Account Two
             American Maturity Life Insurance Company - Separate Account AMLVA Servus Life Insurance Company - Separate Account One
             Servus Life Insurance Company - Separate Account Two

        (b)  Directors and Officers of HSD

           NAME AND PRINCIPAL         POSITIONS AND OFFICES
            BUSINESS ADDRESS            WITH  UNDERWRITER
           ------------------         ---------------------
       David A. Carlson          Vice President
       Peter W. Cummins          Senior Vice President
       David T. Foy              Treasurer
       Lynda Godkin              Senior Vice President, General Counsel and
                                 Corporate Secretary
       George R. Jay             Controller
       Robert A. Kerzner         Executive Vice President
       Thomas M. Marra           Executive Vice President, Director
       Paul E. Olson             Supervising Registered Principal
       Lowndes A. Smith          President and Chief Executive Officer, Director

             Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 30. Location of Accounts and Records

         All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31. Management Services

         All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 32. Undertakings

         (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.

         (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

         (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

         (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

         The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with conditions one through four of the no-action letter.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 2nd day of March, 2000.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY -
PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO
      (Registrant)

By:  Thomas M. Marra                              *By: /s/ Marianne O'Doherty
    ------------------------------------------        ------------------------
     Thomas M. Marra, Executive Vice President          Marianne O'Doherty
                                                        Attorney-in-Fact
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
      (Depositor)

*By: Thomas M. Marra
    ------------------------------------------
     Thomas M. Marra, Executive Vice President


Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.

David T. Foy, Senior Vice President, Chief Financial
    Officer & Treasurer, Director*
Lynda Godkin, Senior Vice President,
    General Counsel & Corporate Secretary, Director*
Thomas M. Marra, Executive Vice                      *By: /s/ Marianne O'Doherty
    President, Director*                                  ----------------------
Lowndes A. Smith, President &                              Marianne O'Doherty
    Chief Executive Officer, Director*                     Attorney-In-Fact
David M. Znamierowski, Senior Vice President &
    Chief Investment Officer, Director*              Dated: March 2, 2000

                                  EXHIBIT INDEX

(9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

(10)    Consent of Arthur Andersen LLP, Independent Public Accountants.